
SEC MAIL
RECEIVED
PROCESSING
AUG 25 2005
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

1291394

Park Place Securities, Inc.	~~0001305818~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 24, 2005, Series 2005-WHQ4	**333-118640**

Name of Person Filing the Document
(If Other than the Registrant)




05064856

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 24, 2005

PARK PLACE SECURITIES, INC.

By: 

Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Percentage by range

Covered Loans

FICOs

		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80								
	80-90								
	90-100								
	>100								

Please provide a breakdown of percentages for each cell of the matrix for loans that fall within the appropriate category brokendown between loans with MI and loans without MI as well as the loan count for each breakdown in the matrices below. The sum of the percentages for the with MI and without MI percentages should equal 100%. The sum of the loans in the *matrices below should equal the number of* loans in the pool. If FICO is not available *for loan, default to <450 bucket. If deal* does not have MI, provide data for the *entire pool in the "Loans without MI" matrix.*

Covered Loans

FICOs

		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80								
	80-90								
	90-100								
	>100								

Loan Count

Uncovered Loans

FICOs

		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80								
	80-90								
	90-100								
	>100								
	#								

Uncovered Loans

FICOs

		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20								
	20-30								
	30-40								
	40-50								
LTVs	50-60								
	60-70								
	70-80								
	80-90								
	90-100								
	>100								

A	B	C	D	E	F	G	H	I	J	K	L	M	N
Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	% of Total Pool	WA FICO	WA LTV	% Owner Occupied	% Purchase	% Investor	WA DTI	% Full Doc
2/28 ARM 24 Month IO	na	616	158,657,366.06	257,560.66	70.34%	6.97%	668	83.31	97.99	67.14	0	40.90	37.96
2/28 ARM 36 Month IO	na												
2/28 ARM 60 Month IO	na												
2/28 ARM 120 Month IO	na												
3/27 ARM 24 Month IO	na												
3/27 ARM 36 Month IO	na	211	53,255,728.36	252,396.82	23.61%	2.34%	668	83.73	98.45	57.93	0	40.10	39.56
3/27 ARM 60 Month IO	na												
5/25 ARM 60 Month IO	na												
30 Fixed IO	60	48	11,988,970.00	249,770.21	5.32%	0.53%	669	77.78	97.16	24.65	0	37.31	74.19
15 Fixed IO	60	1	178,819.00	178,819.00	0.08%	0.01%	627	66.23	100.00	0.00	0	20.00	100.00
Other IO	38	6	1,477,999.99	246,333.33	0.66%	0.06%	674	83.37	100.00	8.93	0	41.24	92.29
Totals:													

Please fill out chart with the appropriate characteristics for each rep line. Please note '% of total IO' should add up to 100%. *Columns G, I, J, L, and M refer to % within the specific product type so they should not sum to 100%.*

Initial Periodic Caps

Product Type	1.00%	1.50%	2.00%	2.50%	3.00%	3.50%	4.00%	4.50%	5.00%
2/28 ARM 24 Month IO			158,657,366.06						
2/28 ARM 36 Month IO									
2/28 ARM 60 Month IO									
2/28 ARM 120 Month IO									
3/27 ARM 24 Month IO									
3/27 ARM 36 Month IO			53,255,728.36						
3/27 ARM 60 Month IO									
5/25 ARM 60 Month IO									
Other IO			977,000.00						

Please fill out with total value dollars for loans in the pool that fall into teach cell of the matrix.

Banc of America Securities

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

PPSI 2005-WHQ4
Investor Properties
Collateral Summary Report

Collateral Summary
Pool Size: $189,078,383.17
Loan Count: 1,227
Avg. Loan Balance: $154,098.11
Avg. Orig. Balance: $154,227.85
W.A. Orig. Term: 359 months
W.A. Age Term: 1 months
W.A. Gross Coupon: 8.140%
W.A. FICO: 650
W.A. OCLTV: 84.11%
% Second Lien: 0.00%
% with Prepay Penalty: 61.90%
% ARM: 93.13%
% Interest Only Loans: 0.00%
W.A. Gross Margin: 5.770%
W.A. Initial Cap: 2.000%
W.A. Periodic Cap: 1.000%
W.A. Rate Floor: 8.199%
W.A. Rate Ceiling: 14.199%

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	817	$124,540,944.48	65.87	359	31.20	8.275	649	85.41
3-yr Fixed/Adjustable Rate	316	51,556,429.66	27.27	358	31.25	8.016	650	84.59
Fixed Rate	94	12,981,009.03	6.87	349	29.33	7.334	659	69.71
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Range of Principal Balances at Origination	Number of Initial Mortgage Loans	Principal Balance as of Origination	% of Principal Balance as of Origination	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	455	$34,500,181.00	18.23	356	32.98	8.353	645	85.53
100,000.01 - 150,000.00	307	37,805,587.00	19.98	358	30.57	8.198	651	84.68
150,000.01 - 200,000.00	172	30,096,772.00	15.90	358	29.59	8.149	652	83.92
200,000.01 - 250,000.00	128	29,066,394.00	15.36	359	31.54	7.939	643	83.26
250,000.01 - 300,000.00	64	17,505,112.00	9.25	359	30.41	8.056	654	85.00
300,000.01 - 350,000.00	34	10,989,775.00	5.81	359	32.34	8.011	664	83.79
350,000.01 - 400,000.00	25	9,328,688.00	4.93	359	29.84	8.115	648	84.91
400,000.01 - 450,000.00	18	7,701,870.00	4.07	359	33.57	8.403	631	79.99
450,000.01 - 500,000.00	19	9,137,349.00	4.83	359	30.22	8.102	659	84.37
550,000.01 - 600,000.00	3	1,678,500.00	0.89	359	24.28	6.683	605	66.07
650,000.01 - 700,000.00	1	677,340.00	0.36	359	41.00	7.600	749	90.00
700,000.01 - 750,000.00	1	750,000.00	0.40	359	16.00	8.450	739	77.89
Total:	1,227	$189,237,568.00	100.00	358	31.08	8.140	650	84.11

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PPSI 2005-WHQ4
Investor Properties
Collateral Summary Report

Range of Principal Balances as of the Cut-off Date($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	455	$34,468,151.78	18.23	356	32.98	8.353	645	85.53
100,000.01 - 150,000.00	307	37,773,122.19	19.98	358	30.57	8.198	651	84.68
150,000.01 - 200,000.00	172	30,073,377.90	15.91	358	29.59	8.150	652	83.92
200,000.01 - 250,000.00	129	29,290,037.01	15.49	359	31.51	7.935	643	83.32
250,000.01 - 300,000.00	63	17,240,895.94	9.12	359	30.44	8.065	654	84.93
300,000.01 - 350,000.00	34	10,981,799.27	5.81	359	32.34	8.011	664	83.79
350,000.01 - 400,000.00	25	9,320,711.06	4.93	359	29.85	8.116	648	84.92
400,000.01 - 450,000.00	18	7,696,479.84	4.07	359	33.57	8.403	631	79.99
450,000.01 - 500,000.00	19	9,130,393.39	4.83	359	30.22	8.102	659	84.37
550,000.01 - 600,000.00	3	1,677,026.55	0.89	359	24.28	6.683	605	66.07
650,000.01 - 700,000.00	1	676,847.29	0.36	359	41.00	7.600	749	90.00
700,000.01 - 750,000.00	1	749,540.95	0.40	359	16.00	8.450	739	77.89
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
121 - 180	7	$658,382.19	0.35	179	17.79	7.333	674	66.58
181 - 240	3	310,932.06	0.16	239	37.37	7.853	628	83.34
301 - 360	1,217	188,109,068.92	99.49	359	31.12	8.143	649	84.17
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Range of Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
5.500 - 5.999	14	$2,927,199.51	1.55	359	31.16	5.836	685	66.32
6.000 - 6.499	27	4,413,763.75	2.33	359	31.43	6.238	651	68.51
6.500 - 6.999	87	15,985,768.64	8.45	354	32.39	6.732	660	78.00
7.000 - 7.499	119	20,059,250.93	10.61	358	30.40	7.247	663	81.15
7.500 - 7.999	252	39,438,246.14	20.86	358	32.58	7.716	653	82.61
8.000 - 8.499	229	34,355,319.42	18.17	358	31.54	8.243	660	86.28
8.500 - 8.999	240	35,296,265.04	18.67	358	30.24	8.728	642	87.83
9.000 - 9.499	152	20,657,277.51	10.93	359	29.12	9.195	639	88.71
9.500 - 9.999	92	14,111,628.47	7.46	359	30.56	9.700	620	86.49
10.000 - 10.499	10	1,366,315.85	0.72	359	29.19	10.282	594	86.92
10.500 - 10.999	3	317,429.74	0.17	359	25.62	10.725	570	84.06
11.000 - 11.499	2	149,918.17	0.08	358	21.93	11.000	549	75.00
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PPSI 2005-WHQ4
Investor Properties
Collateral Summary Report

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
25.01 - 30.00	1	$119,606.36	0.06	179	16.00	6.550	580	26.97
35.01 - 40.00	3	505,574.28	0.27	359	39.98	6.956	659	38.11
40.01 - 45.00	9	1,796,389.15	0.95	359	36.96	7.287	579	42.14
45.01 - 50.00	7	1,706,292.18	0.90	359	24.52	7.899	576	48.32
50.01 - 55.00	12	2,252,940.72	1.19	351	30.94	6.871	628	53.49
55.01 - 60.00	12	1,993,138.98	1.05	359	33.01	6.929	607	58.42
60.01 - 65.00	29	4,329,080.86	2.29	357	34.45	7.310	601	63.09
65.01 - 70.00	42	8,274,991.24	4.38	359	31.54	7.557	609	68.95
70.01 - 75.00	54	9,776,711.72	5.17	356	27.29	7.578	613	73.78
75.01 - 80.00	162	24,834,749.76	13.13	357	30.14	7.781	645	79.64
80.01 - 85.00	144	20,218,110.70	10.69	358	31.46	8.425	619	84.79
85.01 - 90.00	705	104,989,115.93	55.53	358	31.46	8.329	667	89.93
90.01 - 95.00	47	8,281,681.29	4.38	359	29.86	8.765	667	95.00
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
500 - 519	7	$679,987.88	0.36	359	29.86	8.573	510	69.06
520 - 539	19	2,775,701.30	1.47	359	29.84	8.390	533	71.58
540 - 559	45	6,489,985.85	3.43	359	31.96	8.400	551	71.83
560 - 579	65	9,683,562.95	5.12	358	34.43	8.566	570	75.21
580 - 599	97	14,304,395.08	7.57	357	31.58	8.330	589	79.07
600 - 619	135	21,848,192.26	11.56	359	32.15	8.235	610	81.92
620 - 639	168	25,084,258.65	13.27	358	31.35	8.356	629	85.68
640 - 659	184	28,585,129.37	15.12	359	31.60	8.130	650	86.86
660 - 679	146	22,494,667.03	11.90	356	29.89	8.065	669	85.17
680 - 699	142	23,415,107.68	12.38	358	30.23	7.897	689	86.78
700 - 719	93	14,047,534.39	7.43	359	31.63	7.920	709	88.11
720 - 739	59	10,200,250.38	5.39	357	27.40	8.065	729	87.58
740 - 759	40	6,186,109.68	3.27	357	31.16	7.672	749	88.95
760 - 779	16	1,941,022.11	1.03	359	29.72	7.371	767	83.51
780 - 799	11	1,342,478.56	0.71	359	26.00	7.316	789	88.81
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

DTIs	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
20.00 or less	257	$40,798,440.75	21.58	357	12.50	8.194	655	84.42
20.01 - 25.00	127	20,649,586.41	10.92	358	23.20	8.164	652	82.86
25.01 - 30.00	145	23,351,013.07	12.35	357	28.10	8.148	651	83.43
30.01 - 35.00	178	26,025,132.96	13.76	359	33.16	8.327	649	85.53
35.01 - 40.00	170	24,861,263.24	13.15	358	38.03	8.179	654	85.61
40.01 - 45.00	172	28,482,272.39	15.06	358	43.08	8.071	641	83.00
45.01 - 50.00	167	23,211,218.64	12.28	358	47.69	7.942	645	85.03
50.01 - 55.00	11	1,699,455.71	0.90	359	52.75	6.832	626	63.49
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Florida	200	$32,566,778.62	17.22	359	30.77	8.126	659	85.24
California	94	23,919,259.86	12.65	359	30.58	7.761	627	75.97
Illinois	106	16,701,562.85	8.83	358	31.70	8.175	656	85.57
Michigan	98	11,037,985.70	5.84	359	32.38	8.480	647	87.82
Arizona	61	10,456,113.75	5.53	356	28.73	8.135	672	87.64
New York	32	9,813,035.71	5.19	357	33.95	7.445	657	77.15
Ohio	100	8,404,066.98	4.44	357	31.38	8.614	632	85.49
Georgia	49	7,757,504.15	4.10	356	32.18	8.245	653	88.64
New Jersey	34	7,052,741.44	3.73	359	31.93	8.009	649	82.41
Texas	54	6,610,029.84	3.50	358	28.29	8.432	655	86.05
Other	399	54,759,304.27	28.96	358	31.01	8.254	648	85.50
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Non-Owner Occupied	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

*Based on mortgagor representation at origination.

Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Stated Documentation	704	$112,027,055.69	59.25	358	30.84	8.468	655	85.69
Full Documentation	455	66,128,883.59	34.97	357	31.97	7.606	643	81.44
Limited Documentation	68	10,922,443.89	5.78	356	28.21	8.004	637	84.05
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Loan Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	347	$56,469,196.95	29.87	357	31.84	7.822	623	75.70
Purchase	839	126,369,094.14	66.83	359	30.94	8.298	661	88.00
Refinance-Debt Consolidation No Cash Out***	41	6,240,092.08	3.30	352	27.16	7.814	654	81.39
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

* Cash proceeds to the borrower exclusive of debt consolidation payments exceed [1%] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed [1%] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
Single Family Detached	757	$107,591,615.28	56.90	358	31.25	8.119	650	84.92
2-4 Family Residence	246	43,456,862.14	22.98	357	32.08	8.034	643	80.13
PUD Detached	114	21,872,929.11	11.57	359	29.23	8.321	651	86.93
Condominium	102	15,104,477.22	7.99	358	29.04	8.418	664	86.03
PUD Attached	6	749,808.38	0.40	359	41.11	7.350	681	84.09
Single Family Attached	2	302,691.04	0.16	359	42.49	5.875	670	68.88
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
0	391	$72,035,674.22	38.10	359	30.65	8.420	656	85.91
12	55	10,389,931.09	5.50	357	30.31	8.054	649	81.39
24	577	81,421,908.08	43.06	358	31.49	8.056	645	84.52
36	204	25,230,869.78	13.34	355	31.33	7.646	646	78.76
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Origination Source	*Number of Initial Mortgage Loans*	*Principal Balance as of the Cut-off Date*	*% of Principal Balance as of the Cut-off Date*	*Remaining Term to Maturity (months)*	*Debt-to-Income (%)*	*Gross Coupon (%)*	*FICO*	*OLTV (%)*
Non-Conforming	46	$20,564,859.50	10.88	359	29.11	8.184	655	84.07
Conforming	1,181	168,513,523.67	89.12	358	31.32	8.134	649	84.11
Total:	1,227	$189,078,383.17	100.00	358	31.08	8.140	650	84.11

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
11.500 - 11.999	8	$1,691,969.37	0.96	359	22.28	5.834	689	71.26
12.000 - 12.499	20	3,030,765.70	1.72	359	35.08	6.220	654	74.10
12.500 - 12.999	69	13,121,122.21	7.45	359	33.87	6.729	663	80.57
13.000 - 13.499	108	18,368,558.27	10.43	359	30.68	7.243	662	81.43
13.500 - 13.999	230	36,570,651.58	20.77	358	32.78	7.717	653	83.66
14.000 - 14.499	216	33,047,296.92	18.77	359	31.57	8.240	659	86.58
14.500 - 14.999	228	34,192,951.23	19.42	359	30.28	8.729	641	88.05
15.000 - 15.499	150	20,501,058.33	11.64	359	29.02	9.194	638	88.74
15.500 - 15.999	90	13,899,471.72	7.89	359	30.38	9.703	620	86.85
16.000 - 16.499	9	1,206,180.90	0.68	359	32.01	10.266	583	86.51
16.500 - 16.999	3	317,429.74	0.18	359	25.62	10.725	570	84.06
17.000 - 17.499	2	149,918.17	0.09	358	21.93	11.000	549	75.00
Total:	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. By accepting this material the recipient agrees that it will not distribute or *provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and* other matters as reflected herein. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PPSI 2005-WHQ4
Investor Properties
Collateral Summary Report

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
5.500 - 5.999	8	$1,691,969.37	0.96	359	22.28	5.834	689	71.26
6.000 - 6.499	20	3,030,765.70	1.72	359	35.08	6.220	654	74.10
6.500 - 6.999	69	13,121,122.21	7.45	359	33.87	6.729	663	80.57
7.000 - 7.499	108	18,368,558.27	10.43	359	30.68	7.243	662	81.43
7.500 - 7.999	230	36,570,651.58	20.77	358	32.78	7.717	653	83.66
8.000 - 8.499	216	33,047,296.92	18.77	359	31.57	8.240	659	86.58
8.500 - 8.999	228	34,192,951.23	19.42	359	30.28	8.729	641	88.05
9.000 - 9.499	150	20,501,058.33	11.64	359	29.02	9.194	638	88.74
9.500 - 9.999	90	13,899,471.72	7.89	359	30.38	9.703	620	86.85
10.000 - 10.499	9	1,206,180.90	0.68	359	32.01	10.266	583	86.51
10.500 - 10.999	3	317,429.74	0.18	359	25.62	10.725	570	84.06
11.000 - 11.499	2	149,918.17	0.09	358	21.93	11.000	549	75.00
Total:	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
4.000 - 4.249	117	$20,435,458.53	11.60	359	32.00	8.238	658	85.83
6.000 - 6.249	1,014	155,373,120.52	88.23	359	31.12	8.195	648	85.08
7.000 - 7.249	2	288,795.09	0.16	359	24.09	7.733	641	87.79
Total:	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17

Next Interest Rate Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
2007-02	1	$112,038.49	0.06	354	49.00	7.990	662	90.00
2007-03	3	266,677.11	0.15	355	46.17	8.159	617	84.56
2007-04	11	1,671,833.50	0.95	356	31.80	7.600	606	88.27
2007-05	33	4,015,641.93	2.28	357	34.86	8.542	623	87.87
2007-06	131	16,590,663.21	9.42	357	31.62	8.398	639	85.88
2007-07	638	101,884,090.24	57.86	359	30.92	8.256	652	85.19
2008-03	1	264,502.38	0.15	355	19.00	7.500	627	90.00
2008-04	5	949,293.51	0.54	356	14.83	8.155	584	82.58
2008-05	7	1,079,589.12	0.61	357	36.63	8.448	618	89.32
2008-06	35	4,636,182.83	2.63	358	31.81	8.208	648	87.40
2008-07	268	44,626,861.82	25.34	359	31.49	7.986	652	84.19
Total:	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
2.000	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17
Total:	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PPSI 2005-WHQ4
Investor Properties
Collateral Summary Report

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
1.000	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17
Total:	1,133	$176,097,374.14	100.00	359	31.21	8.199	649	85.17

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. *The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized* the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.